UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 11, 2026, Vertical Aerospace Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”), at which holders of 91,888,684 of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”) and holders of 27,000 of the Company’s Series A convertible preferred shares, par value $0.001 per share with a stated value equal to $1,000, voting as a single class with the holders of the Ordinary Shares (the “Series A Preferred Shares” and, together with the Ordinary Shares, the “Voting Shares”), were present in person or by proxy, representing approximately 56.71% of the voting power of the Voting Shares at the close of business on August 18, 2026, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the AGM. Such percentage of the voting power of the Voting Shares is based on the sum of (i) 168,640,928 Ordinary Shares issued and outstanding as of the Record Date (excluding treasury shares and earnout shares subject to voting restrictions), and (ii) 8,667,047 Ordinary Shares into which the 27,000 Series A Preferred Shares issued and oustanding as of the Record Date would have been convertible as of the Record Date, subject to a 4.99% beneficial ownership limitation. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the AGM for each of the proposals is set forth below.

Proposal 1

The Shareholders ratified, by ordinary resolution, the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

The voting results for such proposal were as follows:

For	Against	Abstain
100,161,304	185,817	208,610

Proposal 2

The Shareholders approved, by ordinary resolution, that the Vertical Aerospace Ltd. 2021 Incentive Award Plan (the “Plan”), be amended to increase the number of shares (or share-based instruments) permitted to be issued under the Plan to employees of the Company and its subsidiaries (excluding awards granted at any time to the Company’s Chief Executive Officer; or any Non-Employee Director) by 2,767,806 shares.

The voting results for such proposal were as follows:

For	Against	Abstain
87,105,505	13,188,260	261,966

Proposal 3

The Shareholders approved, by ordinary resolution, the amendment of the terms of certain outstanding option awards granted under the Plan to reduce the applicable exercise price from $3.50 or $5.82 per ordinary share, as applicable, to $1.30 per ordinary share.

The voting results for such proposal were as follows:

For	Against	Abstain
72,217,256	27,877,901	460,574

Proposal 4

The Shareholders approved, by special resolution, with immediate effect, the amendment and restatement of the Company’s fifth amended and restated memorandum and articles of association currently in effect (the “Articles”) in order to, among other matters, provide for certain director nomination rights, removal rights and consent rights for Mudrick Capital Management, L.P., the Company’s largest shareholder, by adopting a sixth amended and restated memorandum and articles of association (the “Sixth A&R M&A”).

The voting results for such proposal were as follows:

For	Against	Abstain
99,046,123	813,104	696,504

The Sixth A&R M&A became effective immediately upon its adoption by the Shareholders at the AGM, a copy of which is attached as Exhibit 3.1 hereto.

Proposal 5

Approval of the proposal to amend the Sixth A&R M&A to reflect the removal of certain references relating to Stephen Fitzpatrick, by adopting a seventh amended and restated memorandum and articles of association (the “Seventh A&R M&A”) called for each of (i) a special resolution of the Shareholders voting in favor thereof, and (ii) all shares held, directly or indirectly, by Stephen Fitzpatrick as at the Record Date being voted in favor thereof.

The voting results for such proposal were as follows:

For	Against	Abstain
98,936,134	852,868	766,729

Nevertheless, because all shares held, directly or indirectly, by Stephen Fitzpatrick as at the Record Date were not voted in favor thereof, such proposal was not approved. Accordingly, the Seventh A&R M&A was not adopted, and the Sixth A&R M&A, which became effective immediately upon its adoption at the AGM, remains in effect.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988, and File No. 333-297060 and File No. 333-298605) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 11, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Sixth Amended and Restated Memorandum and Articles of Association